Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2021

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s 2020 Public QRT’s are included as appendix and incorporated herein by reference. Aegon’s 2020 Public QRT’s are referred to in Aegon’s 2020 Solvency and Financial Condition Report, dated May 3, 2021, which has been filed on May 4, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 4, 2021	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Head of Corporate Financial Center

Solvency and Financial Condition Report Group - QRTs

2020

2	SFCR 2020 Public QRTs

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

3	SFCR 2020 Public QRTs

S.02.01.02 – Balance sheet

Amounts in EUR thousands	Solvency II value

Assets

Goodwill

Deferred acquisition costs

Intangible assets

Deferred tax assets	699,700

Pension benefit surplus	43,308

Property, plant & equipment held for own use	484,560

Investments (other than assets held for index-linked and unit-linked contracts)	65,478,429

Property (other than for own use)	2,501,238

Holdings in related undertakings, including participations	12,991,647

Equities	1,703,139

Equities - listed	1,377,715

Equities - unlisted	325,425

Bonds	30,203,218

Government Bonds	19,071,628

Corporate Bonds	9,246,815

Structured notes	6,704

Collateralised securities	1,878,071

Collective Investments Undertakings	6,972,749

Derivatives	10,811,955

Deposits other than cash equivalents	294,482

Other investments	0

Assets held for index-linked and unit-linked contracts	104,511,364

Loans and mortgages	22,870,051

Loans on policies	3,110

Loans and mortgages to individuals	18,818,441

Other loans and mortgages	4,048,500

Reinsurance recoverables from:	6,576,490

Non-life and health similar to non-life	35,413

Non-life excluding health	31,754

Health similar to non-life	3,659

Life and health similar to life, excluding health and index-linked and unit-linked	(40,382)

Health similar to life	56,012

Life excluding health and index-linked and unit-linked	(96,394)

Life index-linked and unit-linked	6,581,459

Deposits to cedants	2,882

Insurance and intermediaries receivables	712,155

Reinsurance receivables	54,721

Receivables (trade, not insurance)	1,592,646

Own shares (held directly)	175,277

Amounts due in respect of own fund items or initial fund called up but not yet paid in

Cash and cash equivalents	4,370,852

Any other assets, not elsewhere shown	236,650
Total assets	207,809,085

Amounts in EUR thousands	Solvency II value

Liabilities

Technical provisions - non-life	330,781

Technical provisions - non-life (excluding health)	247,473

Technical provisions calculated as a whole

Best estimate	231,573

Risk margin	15,900

Technical provisions - health (similar to non-life)	83,308

Technical provisions calculated as a whole

Best estimate	69,107

Risk margin	14,201

Technical provisions - life (excluding index-linked and unit-linked)	49,523,096

Technical provisions - health (similar to life)	896,499

Technical provisions calculated as a whole

Best estimate	844,073

Risk margin	52,425

Technical provisions - life (excluding health and index-linked and unit-linked)	48,626,598

Technical provisions calculated as a whole

Best estimate	46,494,674

Risk margin	2,131,923

Technical provisions - index-linked and unit-linked	117,442,315

Technical provisions calculated as a whole

Best estimate	115,516,386

Risk margin	1,925,929

Other technical provisions

Contingent liabilities

Provisions other than technical provisions	90,332

Pension benefit obligations	4,620,592

Deposits from reinsurers	14,033

Deferred tax liabilities	289,866

Derivatives	5,071,176

Debts owed to credit institutions	1,643,805

Financial liabilities other than debts owed to credit institutions	272,415

Insurance & intermediaries payables	1,378,130

Reinsurance payables	74,172

Payables (trade, not insurance)	7,204,622

Subordinated liabilities	5,079,445

Subordinated liabilities not in Basic Own Funds	168,596

Subordinated liabilities in Basic Own Funds	4,910,849

Any other liabilities, not elsewhere shown	500,202
Total liabilities	193,534,984
Excess of assets over liabilities	14,274,101

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

4	SFCR 2020 Public QRTs

S.05.01.02 – Premiums, claims and expenses by line of business – Non-life

	Line of Business for: non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)												Line of Business for: accepted non-proportional reinsurance				Total

Amounts in EUR thousands	Medical expense insurance	Income protection insurance	Workers’ compensation insurance	Motor vehicle liability insurance	Other motor insurance	Marine, aviation and transport insurance	Fire and other damage to property insurance	General liability insurance	Credit and suretyship insurance	Legal expenses insurance	Assistance	Miscellaneous financial loss	Health	Casualty	Marine, aviation, transport	Property

Premiums written

Gross - Direct Business	105,505	121,795	23,985	89,093	49,181	815	267,676	26,288	193	12,704	15,166	8,244					720,644

Gross - Proportional reinsurance accepted	171				3,334		1,319	373				11,215					16,413

Gross - Non-proportional reinsurance accepted																65	65

Reinsurers’ share	4,701	340	5,677	1,356	673	46	42,966	1,049	120	12,694	360	5,520					75,501

Net	100,976	121,455	18,308	87,737	51,842	769	226,029	25,613	73	10	14,806	13,939				65	661,621

Premiums earned

Gross - Direct Business	104,884	121,866	20,465	88,328	49,073	617	262,969	29,049	197	12,712	15,174	8,057					713,391

Gross - Proportional reinsurance accepted	195				3,425		1,319	499				15,793					21,232

Gross - Non-proportional reinsurance accepted																65	65

Reinsurers’ share	4,721	369	5,020	1,356	673	46	42,826	1,061	120	12,694	360	7,894					77,140

Net	100,357	121,496	15,445	86,972	51,825	571	221,462	28,487	77	18	14,814	15,956				65	657,547

Claims incurred

Gross - Direct Business	62,888	57,343	4,545	38,248	23,659	239	109,359	9,042	(1)	12,017	7,289	3,009					327,638

Gross - Proportional reinsurance accepted				(5)	2,090		1,442	154				6,054					9,735

Gross - Non-proportional reinsurance accepted																17	17

Reinsurers’ share	1,398	162	1,981	115	175		15,394	228		7,616	360	3,751					31,181

Net	61,490	57,181	2,565	38,128	25,574	239	95,407	8,967	-1	4,401	6,929	5,312				17	306,209

Changes in other technical provisions

Gross - Direct Business																	0

Gross - Proportional reinsurance accepted																	0

Gross - Non-proportional reinsurance accepted																	0

Reinsurers’ share																	0

Net																	0

Expenses incurred	7,446	36,399	7,864	37,954	20,117	330	109,175	12,042	67	219	6,973	10,276					248,863

Other expenses																	2

Total expenses																	248,865

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

5	SFCR 2020 Public QRTs

S.05.01.02 – Premiums, claims and expenses by line of business – Life

	Line of Business for: life insurance obligations						Life reinsurance obligations		Total

Amounts in EUR thousands	Health insurance	Insurance with profit participation	Index-linked and unit-linked insurance	Other life insurance	Annuities stemming from non-life insurance contracts and relating to health insurance obligations	Annuities stemming from non-life insurance contracts and relating to insurance obligations other than health insurance obligations	Health reinsurance	Life reinsurance

Premiums written

Gross	1,620,549	487,283	11,619,943	6,119,250			3,863	1,212,349	21,063,238

Reinsurers’ share	152,691	157	29,007	1,377,720				1,168,122	2,727,697

Net	1,467,858	487,126	11,590,936	4,741,530			3,863	44,227	18,335,541

Premiums earned

Gross	1,626,672	487,316	11,619,943	6,119,185			3,863	1,215,738	21,072,718

Reinsurers’ share	152,691	157	29,007	1,374,425				1,168,122	2,724,403

Net	1,473,981	487,159	11,590,936	4,744,760			3,863	47,616	18,348,315

Claims incurred

Gross	1,369,240	1,424,806	12,083,347	6,239,121		998	1,710	1,321,309	22,440,531

Reinsurers’ share	181,789	75	210,158	1,090,790				1,288,551	2,771,363

Net	1,187,451	1,424,731	11,873,188	5,148,332		998	1,710	32,758	19,669,167

Changes in other technical provisions

Gross									0

Reinsurers’ share									0

Net									0

Expenses incurred	503,188	78,709	743,311	958,359		113		10,763	2,294,443

Other expenses									138,535
Total expenses									2,432,977

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

6	SFCR 2020 Public QRTs

S.05.02.01 – Premiums, claims and expenses by country 2020 – Non-life

	Home Country	Top 5 countries (by amount of gross premiums written) -non-life obligations					Total Top 5 and home country
Amounts in EUR thousands	NL	HU	ES	PT	GB	DE

Premiums written

Gross - Direct Business	209,946	265,263	189,338	31,088	9,772	9,514	714,922

Gross - Proportional reinsurance accepted		5,027	11,386				16,413

Gross - Non-proportional reinsurance accepted	0	0		65			65

Reinsurers’ share	18,941	7,094	46,027	3,407			75,469

Net	191,005	263,196	154,697	27,746	9,772	9,514	655,931

Premium earned

Gross - Direct Business	213,343	260,794	183,410	30,853	9,716	9,544	707,660

Gross - Proportional reinsurance accepted		5,243	15,988				21,232

Gross - Non-proportional reinsurance accepted	0	0		65			65

Reinsurers’ share	18,941	7,450	47,286	3,432			77,108

Net	194,402	258,588	152,113	27,487	9,716	9,544	651,849

Claims incurred

Gross - Direct Business	121,015	84,878	104,918	8,581	3,427	3,160	325,980

Gross - Proportional reinsurance accepted	112	2,830	6,786	8			9,735

Gross - Non-proportional reinsurance accepted	0			17			17

Reinsurers’ share	8,215	(135)	22,967	117			31,164

Net	112,913	87,842	88,737	8,489	3,427	3,160	304,568

Changes in other technical provisions						0

Gross - Direct Business							0

Gross - Proportional reinsurance accepted							0

Gross - Non-proportional reinsurance accepted							0

Reinsurers’ share							0

Net							0

Expenses incurred	83,283	98,773	41,221	15,109	7,230	551	246,167

Other expenses							2

Total expenses							246,169

S.05.02.01 – Premiums, claims and expenses by country – Life
	Home country	Top 5 countries (by amount of gross premiums written) - life obligations					Total Top 5 and home country
Amounts in EUR thousands	NL	GB	US	CN	ES	BR

Premium written

Gross	1,780,823	9,737,326	8,355,250	396,094	181,571	159,804	20,610,868

Reinsurers’ share	44,287	186,096	2,257,579		30,067	24,313	2,542,342

Net	1,736,536	9,551,230	6,097,671	396,094	151,504	135,492	18,068,526

Premium earned

Gross	1,786,945	9,737,326	8,355,250	396,094	185,307	159,804	20,620,726

Reinsurers’ share	44,287	186,096	2,257,579		26,678	24,313	2,538,953

Net	1,742,658	9,551,230	6,097,671	396,094	158,628	135,492	18,081,773

Claims incurred

Gross	3,183,962	10,393,842	8,011,098	34,637	108,143	54,834	21,786,517

Reinsurers’ share	-119,754	144,207	2,477,572		11,180		2,513,204

Net	3,303,716	10,249,635	5,533,526	34,637	96,964	54,834	19,273,313

Changes in other technical provisions

Gross							0

Reinsurers’ share							0

Net							0

Expenses incurred	244,841	482,752	1,162,031	94,840	66,367	79,018	2,129,848

Other expenses							138,535

Total expenses							2,268,383

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

7	SFCR 2020 Public QRTs

S.22.01.22 – Impact of long term guarantees and transitional measures 2020

Amounts in EUR thousands	Amount with Long Term Guarantee measures and transitionals	Impact of transitional on technical provisions	Impact of transitional on interest rate	Impact of volatility adjustment set to zero	Impact of matching adjustment set to zero

Technical provisions	167,296,212			616,530	37,057

Basic own funds	9,404,156			(453,429)	(30,016)

Eligible own funds to meet Solvency Capital Requirement	18,581,994			(453,429)	(30,016)

Solvency Capital Requirement	9,473,178			1,468,455	64,179

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

8	SFCR 2020 Public QRTs

S.23.01.22 – Own Funds Group

Amounts in EUR thousands	Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3

Basic own funds before deduction for participations in other financial sector

Ordinary share capital (gross of own shares)	320,389	320,389

Non-available called but not paid in ordinary share capital at group level

Share premium account related to ordinary share capital	7,159,579	7,159,579

Initial funds, members’ contributions or the equivalent basic own - fund item for mutual and mutual-type undertakings

Subordinated mutual member accounts

Non-available subordinated mutual member accounts at group level

Surplus funds

Non-available surplus funds at group level

Preference shares

Non-available preference shares at group level

Share premium account related to preference shares

Non-available share premium account related to preference shares at group level

Reconciliation reserve	5,599,512	5,599,512

Subordinated liabilities	4,910,849		2,570,654	2,340,195

Non-available subordinated liabilities at group level

An amount equal to the value of net deferred tax assets	699,700				699,700

The amount equal to the value of net deferred tax assets not available at the group level

Other items approved by supervisory authority as basic own funds not specified above

Non available own funds related to other own funds items approved by supervisory authority	106,407	106,407

Minority interests (if not reported as part of a specific own fund item)

Non-available minority interests at group level

Own funds from the financial statements that should not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds

Own funds from the financial statements that shall not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds	1,628

Deductions

Deductions for participations in other financial undertakings, including non-regulated undertakings carrying out financial activities	1,406,354	1,406,354

whereof deducted according to art 228 of the Directive 2009/138/EC

Deductions for participations where there is non-availability of information (Article 229)

Deduction for participations included by using D&A when a combination of methods is used	7,771,484	5,549,466	1,163,147	1,058,871	0

Total of non-available own fund items	106,407	106,407

Total deductions	9,284,245	7,062,227	1,163,147	1,058,871

Total basic own funds after deductions	9,404,156	6,015,625	1,407,507	1,281,324	699,700

Ancillary own funds

Unpaid and uncalled ordinary share capital callable on demand

Unpaid and uncalled initial funds, members’ contributions or the equivalent basic own fund item for mutual and mutual - type undertakings, callable on demand

Unpaid and uncalled preference shares callable on demand

A legally binding commitment to subscribe and pay for subordinated liabilities on demand

Letters of credit and guarantees under Article 96(2) of the Directive 2009/138/EC

Letters of credit and guarantees other than under Article 96(2) of the Directive 2009/138/EC

Supplementary members calls under first subparagraph of Article 96(3) of the Directive 2009/138/EC

Supplementary members calls - other than under first subparagraph of Article 96(3) of the Directive 2009/138/EC

Non available ancillary own funds at group level

Other ancillary own funds

Total ancillary own funds

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

9	SFCR 2020 Public QRTs

S.23.01.22 – Own Funds Group (continued)

Amounts in EUR thousands	Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3

Own funds of other financial sectors

Credit institutions, investment firms, financial institutions, alternative investment fund managers, UCITS management companies - Total	1,347,523	1,347,523

Institutions for occupational retirement provision		0

Non regulated entities carrying out financial activities	58,831	58,831

Total own funds of other financial sectors	1,406,354	1,406,354

Own funds when using the D&A, exclusively or in combination of method 1

Own funds aggregated when using the D&A and combination of method	7,771,484	5,549,466	1,163,147	1,058,871	0

Own funds aggregated when using the D&A and combination of method net of IGT	7,771,484	5,549,466	1,163,147	1,058,871	0

Total available own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A)	9,404,156	6,015,625	1,407,507	1,281,324	699,700

Total available own funds to meet the minimum consolidated group SCR	8,704,456	6,015,625	1,407,507	1,281,324

Total eligible own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A)	9,404,156	6,015,625	1,407,507	1,281,324	699,700

Total eligible own funds to meet the minimum consolidated group SCR	7,888,349	6,015,625	1,407,507	465,217

Minimum consolidated Group SCR	2,326,083

Ratio of Eligible own funds to Minimum Consolidated Group SCR	339%

Total eligible own funds to meet the group SCR (including own funds from other financial sector and from the undertakings included via D&A)	18,581,994	12,971,445	2,570,654	2,340,195	699,700

Group SCR	9,473,178

Ratio of Eligible own funds to group SCR including other financial sectors and the undertakings included via D&A	196%

Reconciliation reserve

Excess of assets over liabilities	14,274,101

Own shares (included as assets on the balance sheet)	175,277

Foreseeable dividends, distributions and charges	123,564

Other basic own fund items	8,179,668

Adjustment for restricted own fund items in respect of matching adjustment portfolios and ring fenced funds	195,433

Other non available own funds	646

Reconciliation reserve	5,599,512

Expected profits

Expected profits included in future premiums (EPIFP) - Life Business	1,721,731

Expected profits included in future premiums (EPIFP) - Non-life business	21,534

Total EPIFP	1,743,265

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

10	SFCR 2020 Public QRTs

S.25.02.22 – Solvency Capital Requirement - for undertakings using the standard formula and partial internal model

Amounts in EUR thousands Unique number of component	Components description	Calculation of the Solvency Capital Requirement	Amount modelled	USP	Simplifications
C0010	C0020	C0030	C0070	C0080	C0090
1	Market risk (SF)	1,076,724			- None
2	Market risk (IM)	2,895,646	2,895,646
3	Counterparty default risk (SF)	286,493
4	Counterparty default risk (IM)	9,779	9,779
5	Life underwriting risk (SF)	1,242,496		- None	- None
6	Life underwriting risk (IM)	2,830,594	2,830,594
7	Health underwriting risk (SF)	287,839		- None	- None
8	Health underwriting risk (IM)
9	Non-life underwriting risk (SF)	125,531		- None	- None
10	Non-life underwriting risk (IM)
11	Intangible asset risk (SF)
12	Intangible asset risk (IM)
13	Operational risk (SF)	333,156
14	Operational risk (IM)	348,267	348,267
15	LAC Technical Provisions (negative amount) (SF)
16	LAC Technical Provisions (negative amount) (IM)
17	LAC Deferred Taxes (negative amount)	(715,710)

Amounts in EUR thousands -Calculation of Solvency Capital Requirement

Total undiversified components	R0110	8,720,816

Diversification	R0060	(3,507,838)

Capital requirement for business operated in accordance with Art. 4 of Directive 2003/41/EC	R0160

Solvency Capital Requirement excluding capital add-on	R0200	5,212,978

Capital add-on already set	R0210

Solvency capital requirement for undertakings under consolidated method	R0220	6,297,829

Other information on SCR

Amount/estimate of the overall loss-absorbing capacity of technical provisions	R0300	(19,997)

Amount/estimate of the overall loss-absorbing capacity of deferred taxes	R0310	(715,710)

Capital requirement for duration-based equity risk sub-module	R0400

Total amount of Notional Solvency Capital Requirements for remaining part	R0410	5,977,447

Total amount of Notional Solvency Capital Requirements for ring fenced funds	R0420	127,995

Total amount of Notional Solvency Capital Requirement for matching adjustment portfolios	R0430	121,308

Diversification effects due to RFF nSCR aggregation for article 304	R0440

Minimum consolidated group solvency capital requirement	R0470	2,326,083

Information on other entities

Capital requirement for other financial sectors (Non-insurance capital requirements)	R0500	1,013,772

Capital requirement for other financial sectors (Non-insurance capital requirements) - Credit institutions, investment firms and financial institutions, alternative investment funds managers, UCITS management companies	R0510	963,210

Capital requirement for other financial sectors (Non-insurance capital requirements) - Institutions for occupational retirement provisions	R0520	9,473

Capital requirement for other financial sectors (Non-insurance capital requirements) - Capital requirement for non- regulated entities carrying out financial activities	R0530	41,089

Capital requirement for non-controlled participation requirements	R0540	8,279

Capital requirement for residual undertakings	R0550	62,799

Overall SCR

SCR for undertakings included via D and A	R0560	3,175,349

Solvency capital requirement	R0570	9,473,178

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

11	SFCR 2020 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation

Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	5493009SPOGMHKCQG643	1 - LEI	Transamerica Pacific Insurance Company, Ltd.	1 - Life insurance undertaking	Corporation	2 - Non-mutual	Hawaii Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules

US	IESWU3ORVB7T21TZOK62	1 - LEI	Transamerica Life Insurance Company	1 - Life insurance undertaking	Corporation	2 - Non-mutual	Iowa Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules

US	EG0GJY3CGOTGWBG64Z75	1 - LEI	Transamerica Financial Life Insurance Company	1 - Life insurance undertaking	Corporation	2 - Non-mutual	New York Department of Financial Services	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules

US	549300XX9C0OGHTMTQ11	1 - LEI	Transamerica Casualty Insurance Company	1 - Life insurance undertaking	Corporation	2 - Non-mutual	Ohio Department of Insurance	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules

US	549300FGO9JLKGVZTF71	1 - LEI	River Ridge Insurance Company	1 - Life insurance undertaking	Corporation	2 - Non-mutual	Vermont Department of Financial Regulation	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules

BM	5493005M7H149SPFW983	1 - LEI	Transamerica Life International (Bermuda) Ltd	1 - Life insurance undertaking	Exempted Company Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules

BM	549300G481NLE2F1CB87	1 - LEI	Transamerica Life (Bermuda) Ltd.	1 - Life insurance undertaking	Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules

NL	724500AM4MYHCTRLF551	1 - LEI	N.V. Levensverzekering- Maatschappij “De Hoop”	1 - Life insurance undertaking	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	33.33%	33.33%	33.33%		2 - Significant	33.33%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	5493003SPEWN841SWG39	1 - LEI	AEGON Levensverzekering N.V.	1 - Life insurance undertaking	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	549300CHB5Q2591H4S21	1 - LEI	AEGON Spaarkas N.V.	1 - Life insurance undertaking	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

PL	259400V1O5VA6Q1W6M65	1 - LEI	AEGON Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna	1 - Life insurance undertaking	Private Company	2 - Non-mutual	Komisja Nadzoru Finansowego	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

TR	789000YBW1GZ8EHB5L13	1 - LEI	AEGON EMEKLİLİK VE HAYAT A.Ş.	1 - Life insurance undertaking	Private Company	2 - Non-mutual	Capital Markets Board of Turkey	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		5 - Method 2: Solvency II

BR	54930095O77VVERKG006	1 - LEI	Mongeral AEGON Seguros e Previdência SA	1 - Life insurance undertaking	Private Company	2 - Non-mutual	Superintendência de Seguros Privados	50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		7 - Method 2: Local rules

CN	3003008RJ9AEOYOVNK85	1 - LEI	Aegon THTF Life Insurance Co., Ltd.	1 - Life insurance undertaking	Private Company	2 - Non-mutual	China Insurance Regulatory Commission	50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		5 - Method 2: Solvency II

GB	213800X1T29YFAYMPC26	1 - LEI	Scottish Equitable plc	1 - Life insurance undertaking	Public Limited Company	2 - Non-mutual	The Prudential Regulation Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

IN	3358006ZVG6LSYJNV614	1 - LEI	Aegon Life Insurance Company Limited	1 - Life insurance undertaking	Public Limited Company	2 - Non-mutual	Insurance Regulatory and Development Authority	49.00%	49.00%	49.00%	Aegon has a call option over Aegon Employee Benefits Trust and could have a call option over a portion of BCCL’s shares in India JV.	2 - Significant	49.00%	1 - Included in the scope		5 - Method 2: Solvency II

ES	9598007TGFFJ24RXG723	1 - LEI	Liberbank Vida y Pensiones, Seguros y Reaseguros S.A.	1 - Life insurance undertaking	Sociedad Anónima (SA)	2 - Non-mutual	Direccion General de Seguros y Fondos de Pensiones	50.00%	50.00%	50.00%	Generally decisions adopted by absolute majority of shares. exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder.	2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

ES	959800TNUM2TV0D7HB66	1 - LEI	SANTANDER VIDA SEGUROS Y REASEGUROS, S.A.	1 - Life insurance undertaking	Sociedad Anónima (SA)	2 - Non-mutual	Direccion General de Seguros y Fondos de Pensiones	51.00%	51.00%	51.00%	Generally decisions adopted by absolute majority of shares. exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder.	2 - Significant	51.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

ES	529900K5IMPN3IEME661	1 - LEI	POPULAR VIDA 2020, COMPAÑÍA DE SEGUROS Y REASEGUROS S.A.	1 - Life insurance undertaking	Sociedad Anónima (SA)	2 - Non-mutual	Direccion General de Seguros y Fondos de Pensiones	51.00%	51.00%	51.00%	Generally decisions adopted by absolute majority of shares. exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder.	2 - Significant	51.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

PT	959800S4Y2DCN7EVAG59	1 - LEI	AEGON SANTANDER PORTUGAL VIDA - COMPAN-HIA DE SEGUROS DE VIDA S.A.	1 - Life insurance undertaking	Sociedade anónima (SA)	2 - Non-mutual	Autoridade de Supervisão de Seguros e Fundos de Pensões	51.00%	51.00%	51.00%	Generally decisions adopted by absolute majority of shares. exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder.	2 - Significant	51.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

IE	5493009T9CZP0MOE0E15	1 - LEI	Esprit Insurance Designated Activity Company	2 - Non life insurance undertaking	Designated Activity Company (Ltd. by Shares) (DAC)	2 - Non-mutual	Central Bank of Ireland	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

GB	2138006PPB8GBYSGJC74	1 - LEI	Stonebridge International Insurance Ltd.	2 - Non life insurance undertaking	Limited by Shares	2 - Non-mutual	The Prudential Regulation Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	549300TPP7QUEOY5QS39	1 - LEI	AEGON Schadeverzekering N.V.	2 - Non life insurance undertaking	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

ES	959800DGNJ1GACEM9J49	1 - LEI	SANTANDER GENERALES SEGUROS Y REASEGUROS, S.A.	2 - Non life insurance undertaking	Sociedad Anónima (SA)	2 - Non-mutual	Direccion General de Seguros y Fondos de Pensiones	51.00%	51.00%	51.00%	Generally decisions adopted by absolute majority of shares. exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder.	2 - Significant	51.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

PT	9598001GSAW026UNLE02	1 - LEI	AEGON SANTANDER PORTUGAL NÃO VIDA - COMPANHIA DE SEGUROS S.A.	2 - Non life insurance undertaking	Sociedade anónima (SA)	2 - Non-mutual	Autoridade de Supervisão de Seguros e Fundos de Pensões	51.00%	51.00%	51.00%	Generally decisions adopted by absolute majority of shares. exceptions exist Reserving related matters when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder.	2 - Significant	51.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

HU	2138002WE79XZSYJB750	1 - LEI	AEGON Magyarország Általános Biztosító Zártköruen Muködo Részvénytársaság	4 - Composite undertaking	Private Company	2 - Non-mutual	Magyar Nemzeti Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

ES	549300CUCUP9990FPP88	1 - LEI	AEGON España, S.A.U. de Seguros y Reaseguros	4 - Composite undertaking	Sociedad Anónima Unipersonal (SAU)	2 - Non-mutual	Direccion General de Seguros y Fondos de Pensiones	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493005N0P0HDBHNGS46	1 - LEI	Ironwood Re Corp.	3 - Reinsurance undertaking	Corporation	2 - Non-mutual	Hawaii Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules

US	549300PLTRQIXEQSKZ20	1 - LEI	TLIC Oakbrook Reinsurance Inc.	3 - Reinsurance undertaking	Corporation	2 - Non-mutual	Iowa Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

12	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	549300Y0RURXSZUUM173	1 - LEI	TLIC Watertree Reinsurance Inc.	3 - Reinsurance undertaking	Corporation	2 - Non-mutual	Iowa Insurance Division	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300Q4BUS0CAEMHR56	1 - LEI	LIICA Re II, Inc.	3 - Reinsurance undertaking	Corporation	2 - Non-mutual	Vermont Department of Financial Regulation	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	27076669US10020	2 - Specific code	Transamerica Pacific Re, Inc.	3 - Reinsurance undertaking	Corporation	2 - Non-mutual	Vermont Department of Financial Regulation	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

BM	549300F53XTGWVRTP875	1 - LEI	Transamerica International Re (Bermuda) Ltd.	3 - Reinsurance undertaking	Limited by Shares	2 - Non-mutual	Bermuda Monetary Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		7 - Method 2: Local rules

NL	549300LR1M1H1UFEDH67	1 - LEI	Blue Square Re N.V.	3 - Reinsurance undertaking	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		2 - Significant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

BR	549300C4PPOXUZVGZF76	1 - LEI	Transamerica International Re Escritorio de Representacao no Brasil Ltd	3 - Reinsurance undertaking	Private Company	2 - Non-mutual	Superintendência de Seguros Privados	0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

NL	724500GN5HQ87O4RLC12	1 - LEI	AEGON Brazil Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 -Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500TOC1GK64ILRE95	1 - LEI	AEGON DMS Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	7245007CB23NPKLTAF76	1 - LEI	AEGON Hungary Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	7245005V3YIB25655F12	1 - LEI	AEGON Hungary Holding II B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500BNI7FJN7RDZL50	1 - LEI	AEGON India Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500DI4AFL8RDQEG22	1 - LEI	AEGON International B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500NHLYEPGXHSA148	1 - LEI	AEGON Poland/ Romania Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500VCE5M77E44XC35	1 - LEI	AEGON Spain Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500J2DTRKSYFGBT31	1 - LEI	AEGON Turkey Holding B.V.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300EK264PVU3MXI25	1 - LEI	AEGON Management Company	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300MWIOC0W2Z2ZM36	1 - LEI	Commonwealth General Corporation	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	FY3O3L8GSDIMQ51Q5H26	1 - LEI	Transamerica Corporation	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

GB	213800S7RU2S9VUO2227	1 - LEI	AEGON Holdings (UK) Limited	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

GB	213800FHP235751PZS37	1 - LEI	Scottish Equitable Holdings Limited	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

GB	213800UR9NMDEAS51K32	1 - LEI	Cornerstone International Holdings Ltd.	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Limited by Shares	2 -Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

GB	213800HW5JU8BA4IMC33	1 - LEI	AEGON UK plc	5 - Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Public Limited Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500XKR0HKSLU3IX44	1 - LEI	AEGON Europe Holding B.V.	7 - Mixed financial holding company as defined in Article 212(1)(h) of Directive 2009/138/EC	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	O4QK7KMMK83ITNTHUG69	1 - LEI	AEGON N.V.	7 - Mixed financial holding company as defined in Article 212(1)(h) of Directive 2009/138/EC	Naamloze vennootschap (NV)	2 - Non-mutual						#N/B		1 - Included in the scope		1 - Method 1: Full consolidation

NL	549300Q3DX11LN548072	1 - LEI	AEGON Nederland N.V.	7 - Mixed financial holding company as defined in Article 212(1)(h) of Directive 2009/138/EC	Naamloze vennootschap (NV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

ES	959800STA0C4RRLGAB80	1 - LEI	AEGON Administracion y Servicios Aie	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Agrupación de Interés Económico (AIE)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	27076669NL10013	2 - Specific code	AMVEST Core Fund	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		28.29%	28.29%	28.29%		2 - Significant	28.29%	1 - Included in the scope		2 - Method 1: Proportional consolidation

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

13	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

NL	27076669NL10014	2 - Specific code	AMVEST Living & Care Fund	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

NL	724500XN2QI8YGC9R673	1 - LEI	AMVEST Vastgoed B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

NL	724500XV5S7H3JY72005	1 - LEI	AEGON Administratie B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500TPYP3DXYWG9N63	1 - LEI	AEGON Administratieve Dienstverlening B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500UH6Q0L2X7W1E02	1 - LEI	AEGON Advies B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500FULFF65L4FGQ78	1 - LEI	AEGON Bemiddeling B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	72450030UBZJ2I3F1M72	1 - LEI	AEGON Capital Management US B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	7245004PI4RB6Z2IA840	1 - LEI	Aegon DL B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500GPD8BLPYEIBI04	1 - LEI	AEGON Global Investment Fund B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	27076669NL10012	2 - Specific code	Amvest Development Fund B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500CRNPD9VT3I5993	1 - LEI	AMVEST Home Free B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500C6N7L40T8E2449	1 - LEI	OBRA SERVICES B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	7245004OZYVVG24VCN52	1 - LEI	TKP Pensioen B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	724500NZPODZAC8SI487	1 - LEI	Vastgoedmaatschappij Inpa B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	27076669NL10017	2 - Specific code	Risk Groep B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		25.00%	25.00%	25.00%		2 - Significant	25.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	27076669NL10022	2 - Specific code	Hera Life B.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		35.00%	35.00%	35.00%		2 - Significant	35.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	27076669US10022	2 - Specific code	TA Private Equity Assets, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		35.00%	35.00%	35.00%		2 - Significant	35.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	549300NP1U0PJA5T9N08	1 - LEI	Coöperatieve AEGON Financieringsmaatschappij U.A.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Coöperatie	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300P14I8AMF56R295	1 - LEI	AEGON Asset Management Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300MZ6RZWGMOPSM17	1 - LEI	AEGON Institutional Markets, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300WQR0QLZKV7PY19	1 - LEI	AUSA Properties, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300LDNKDB2BD4NJ66	1 - LEI	Creditor Resources, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300XBOVRBRXXK6328	1 - LEI	CRI Solutions, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300VQ0NE08PBZTO04	1 - LEI	Financial Planning Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300ORWQA6WAZ3G755	1 - LEI	Garnet Assurance Corporation II	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493001EJGY2YS9Y7S04	1 - LEI	Massachusetts Fidelity Trust Company	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

14	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	549300SPI8S6R3YR2783	1 - LEI	Money Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300GKCL1NYZEN7S04	1 - LEI	Monumental General Administrators, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300ULKN30UL3LRR16	1 - LEI	Short Hills Management Company	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300O481B1WNR3BV29	1 - LEI	Stonebridge Benefit Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300DXM2KFUK280891	1 - LEI	Transamerica Affordable Housing, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300404NXDZDER4F48	1 - LEI	Transamerica Capital, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300UE4P7N6SM75991	1 - LEI	Transamerica Corporation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300CNQ8U5YYVYF622	1 - LEI	Transamerica Finance Corporation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300JW32XCZSHI0878	1 - LEI	Transamerica Financial Advisors, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300ZI1REXKDS0XX96	1 - LEI	Transamerica Fund Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300CGVBCZVNTSYM45	1 - LEI	Transamerica Home Loan	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300FO5QGHCQB22X64	1 - LEI	Transamerica Investors Securities Corporation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300R1FYMIVFX3C461	1 - LEI	Transamerica Resources, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300JGJLZXUHZOOX52	1 - LEI	Transamerica Stable Value Solutions Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493005PYDPCCVG6AB02	1 - LEI	United Financial Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300QPPLKNB32B8133	1 - LEI	World Financial Group, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300ECYE0GJJX8UW74	1 - LEI	Zahorik Company, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493007KU4DY8WGBFS15	1 - LEI	AEGON Direct Marketing Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300CTAPOEO82TRN22	1 - LEI	AEGON Financial Services Group, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300Q8UW4HQ7M5SK87	1 - LEI	Garnet Assurance Corporation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300Z1I3GL0EVGDC83	1 - LEI	Garnet Assurance Corporation III	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493004KN1HJBMBKOV75	1 - LEI	Intersecurities Insurance Agency, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300DTU38NRL2H6996	1 - LEI	Real Estate Alternatives Portfolio 3A, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300V5HD7QXIXVV767	1 - LEI	Transamerica Affinity Services, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300DZA4ZCLQ8JE491	1 - LEI	Transamerica Asset Management, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300HNPLHEUTETWZ90	1 - LEI	World Financial Group Insurance Agency of Hawaii, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

15	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	5493006U134HNBT21U73	1 - LEI	World Financial Group Insurance Agency of Massachusetts, Inc	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300D5WJ1NKU3G7S55	1 - LEI	World Financial Group Insurance Agency of Wyoming, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300UW0QON3GN6KL42	1 - LEI	World Financial Group Insurance Agency, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 -Other method

BM	54930060R8GMDFCYEZ34	1 - LEI	Primus Guaranty Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Exempted Company Limited by Shares	2 - Non-mutual		20.00%	20.00%	20.00%		2 - Significant	20.00%	1 - Included in the scope		10 - Other method

BM	54930063LHUJIUBMOI77	1 - LEI	Transamerica (Bermuda) Services Center, Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Exempted Company Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300LOE2LOY8DQQV68	1 - LEI	AEGON Transamerica Foundation	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Foundation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300VV3PPLEUXOL890	1 - LEI	Transamerica Institute	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Foundation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

GB	213800NTHB13U889C602	1 - LEI	AEGON EDC Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

HK	213800M7EAHGN1HTAL11	1 - LEI	AEGON Direct Marketing Services Insurance Broker (HK) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

HK	213800VY8S65RR6E8L74	1 - LEI	Aegon Insights Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	54930050MSHDNHYDEC28	1 - LEI	Aegon LIHTC Fund 51, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300MXWLP5OKI7K463	1 - LEI	Aegon LIHTC Fund 57, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300ELQY6BPLF14V79	1 - LEI	AMTAX Holdings 561 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300P1FGCXCUE5U774	1 - LEI	Apollo Housing Capital Arrowhead Gardens, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300OBX4SSOCT8RX94	1 - LEI	Garnet LIHTC Fund III, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 -Significant	0.01%	1 - Included in the scope		10 - Other method

US	54930031M55TCAH2GK62	1 - LEI	Garnet LIHTC Fund X, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300T9OFZU82K3H547	1 - LEI	Garnet LIHTC Fund XII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300JTLC7F10FPYS37	1 - LEI	Garnet LIHTC Fund XII-A, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300U4XXD62OFMXH76	1 - LEI	Garnet LIHTC Fund XII-B, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	54930035LGY1QUM0H065	1 - LEI	Garnet LIHTC Fund XII-C, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300ALP4RVGGLMOM10	1 - LEI	Garnet LIHTC Fund XIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300H5URJHRYYLJT18	1 - LEI	Garnet LIHTC Fund XIII-A, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300MFKHXLJ4LX2K59	1 - LEI	Garnet LIHTC Fund XIII-B, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300RFMCWODN7YQ360	1 - LEI	Garnet LIHTC Fund XIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300UX38Y28QDO5T34	1 - LEI	Garnet LIHTC Fund XIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	5493005ETTV62RSFML59	1 - LEI	Garnet LIHTC Fund XL, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

16	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	549300C7NL5X8PJ63472	1 - LEI	Garnet LIHTC Fund XLII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300LMLL5NEH96OZ59	1 - LEI	Garnet LIHTC Fund XLVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300RTCXUGW4QBR145	1 - LEI	Garnet LIHTC Fund XV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300HDYPZ7C1JY1T36	1 - LEI	Garnet LIHTC Fund XVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300Z47RH2QLR4WW58	1 - LEI	Garnet LIHTC Fund XVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300VVVF7TTMWB1339	1 - LEI	Garnet LIHTC Fund XVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300XV44TF825KAS89	1 - LEI	Garnet LIHTC Fund XXII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300O5S7JTWJVKID74	1 - LEI	Garnet LIHTC Fund XXIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300V6SVKA0SBE6088	1 - LEI	Garnet LIHTC Fund XXIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300KLCY6S2RFD0O83	1 - LEI	Garnet LIHTC Fund XXV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300PL00MPBABIN093	1 - LEI	Garnet LIHTC Fund XXVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300L3CK61D3ZL8U12	1 - LEI	Garnet LIHTC Fund XXVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300DHBM7T6FZ0NM44	1 - LEI	Garnet LIHTC Fund XXXI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	54930098NQIIP2EOR227	1 - LEI	Garnet LIHTC Fund XXXII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300VI4IBHJ448IP68	1 - LEI	Garnet LIHTC Fund XXXIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300FPUUUWSB4H9507	1 - LEI	Garnet LIHTC Fund XXXV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	5493004I41768LSBKN02	1 - LEI	TAHP Fund VII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	549300NN5MMVBK8FK966	1 - LEI	Garnet LIHTC Fund XXXIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		1.00%	1.00%	1.00%		2 - Significant	1.00%	1 - Included in the scope		10 - Other method

US	549300NK9DS2NIKW2045	1 - LEI	Garnet LIHTC Fund XXXVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		1.00%	1.00%	1.00%		2 - Significant	1.00%	1 - Included in the scope		10 -Other method

US	549300N8UPLGS24W4K40	1 - LEI	Garnet LIHTC Fund XXXVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		1.00%	1.00%	1.00%		2 - Significant	1.00%	1 - Included in the scope		10 -Other method

US	549300QFPDVB17PW2R60	1 - LEI	Aegon LIHTC Fund 55, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		2.83%	2.83%	2.83%		2 - Significant	2.83%	1 - Included in the scope		10 -Other method

US	549300V3VZ21ZNBUA577	1 - LEI	Aegon LIHTC Fund 58, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		2.88%	2.88%	2.88%		2 - Significant	2.88%	1 - Included in the scope		10 -Other method

US	549300RGO11R1OBD4050	1 - LEI	AEGON Affordable Housing Debt Fund I, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		5.01%	5.01%	5.01%		2 - Significant	5.01%	1 - Included in the scope		10 -Other method

US	549300HWN8CSSBZ4LT23	1 - LEI	Garnet LIHTC Fund XLI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		10.01%	10.01%	10.01%		2 - Significant	10.01%	1 - Included in the scope		10 - Other method

US	549300751M4BBRH4JZ78	1 - LEI	Aegon LIHTC Fund 52, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		11.82%	11.82%	11.82%		2 - Significant	11.82%	1 - Included in the scope		10 - Other method

US	549300HPKPXNR7IDMH77	1 - LEI	Garnet LIHTC Fund XLVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		15.00%	15.00%	15.00%		2 - Significant	15.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

17	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	549300J64E50E4UZID54	1 - LEI	Garnet LIHTC Fund XXVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		16.72%	16.72%	16.72%		2 - Significant	16.72%	1 - Included in the scope		10 - Other method

US	5493008IF4AVVMVACP15	1 - LEI	Garnet LIHTC Fund XXIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		21.27%	21.27%	21.27%		2 - Significant	21.27%	1 - Included in the scope		10 - Other method

US	549300Q8FF7GLGXF1G53	1 - LEI	239 West 20th Street, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		10 - Other method

US	549300HWP4QM4TXUEO41	1 - LEI	25 East 38th Street, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		10 - Other method

US	549300H1WKVVA1IWZI22	1 - LEI	313 East 95th Street, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		10 - Other method

US	549300CVIUECWU77MJ28	1 - LEI	319 East 95th Street, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		10 - Other method

US	549300BI7UYO30CEX949	1 - LEI	Transamerica International Direct Marketing Consultants, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		10 - Other method

US	549300IYT675482ELI49	1 - LEI	Yarra Rapids, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		10 - Other method

US	549300KS3XVJRUSMLE10	1 - LEI	Barfield Ranch Associates, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

US	549300WCSXGBO4HEYF34	1 - LEI	Osceola Mitigation Partners, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

US	54930029PERJ527UW475	1 - LEI	Placer 400 Investors, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

US	549300VK82YW9FDB6Z90	1 - LEI	Aegon LIHTC Fund 50, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		51.01%	51.01%	51.01%		1 - Dominant	51.01%	1 - Included in the scope		10 - Other method

US	5493005QF3R3S7U0VF03	1 - LEI	Garnet LIHTC Fund XLVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		75.19%	75.19%	75.19%		1 - Dominant	75.19%	1 - Included in the scope		10 - Other method

US	5493006PV6C4BE40S950	1 - LEI	AMTAX Holdings 613 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		99.15%	99.15%	99.15%		1 - Dominant	99.15%	1 - Included in the scope		10 - Other method

US	549300O7FH87FAKZ7J66	1 - LEI	AEGON Direct Marketing Services International, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	KEIOKM01PSK5VZ5CCI74	1 - LEI	AEGON Funding Company LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493003JEJ87PBC8MF88	1 - LEI	Aegon Global Services, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300SKERA111LX8B49	1 - LEI	ALH Properties Eight, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300M4GGDYA514HD56	1 - LEI	ALH Properties Eleven, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300FQ85RHI1X6GD97	1 - LEI	ALH Properties Four, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300FV7DWDRG300F41	1 - LEI	ALH Properties Nine, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300ZM0GT06PRNSU81	1 - LEI	ALH Properties Seven, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300KSU0SLH7MI6782	1 - LEI	ALH Properties Seventeen, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	54930036NE3MDX0EVY82	1 - LEI	ALH Properties Sixteen, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493005T7P5SRETN9I32	1 - LEI	ALH Properties Ten, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300UFAVK11H1WC672	1 - LEI	ALH Properties Twelve, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

18	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	549300RX905X22ER7I81	1 - LEI	ALH Properties Two, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300M62D4QF17PTO84	1 - LEI	AUSA Holding, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300GVK6KL1J8OP386	1 - LEI	FGH Realty Credit, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300T6I4LSEFT6P532	1 - LEI	FGH USA LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300M6FIIMQ0U0JM73	1 - LEI	Fifth FGP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300TYGFX51637C240	1 - LEI	First FGP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493002C51EDDD164U83	1 - LEI	Fourth FGP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300JFVS0SKBXSVQ59	1 - LEI	Horizons Acquisition 5, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300N3976R2XOTG144	1 - LEI	Horizons St. Lucie Development, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300C4EOH3OS4OPW70	1 - LEI	Investors Warranty of America, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493006H80Z1VM83F195	1 - LEI	LCS Associates, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300IG0V87JRQ67253	1 - LEI	Mitigation Manager LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300HFOLHQGE6G3H57	1 - LEI	PSL Acquisitions Operating, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493006INT7434WQKR24	1 - LEI	RCC North America LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300PZW42ST56KQ512	1 - LEI	Second FGP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300D3JWB4O0MVL375	1 - LEI	Seventh FGP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300TKM4Y9PBWESQ08	1 - LEI	St. Lucie West Development Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493002H4SPMUU2A4J23	1 - LEI	TABR Realty Services, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300CSZB2QI28ET474	1 - LEI	TAH Pentagon Funds, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493002CVVVQHNSZRD21	1 - LEI	TAH-Solar SLP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300WT08KMB170P577	1 - LEI	Tradition Development Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300K3SBWSYD4NZK46	1 - LEI	Tradition Irrigation Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300QUT4BH7E7JPJ42	1 - LEI	Tradition Land Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300YGMXG1QHTBNS97	1 - LEI	Transamerica Agency Network, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	27076669US10018	2 - Specific code	Transamerica Health Savings Solutions, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300CJHNW8RFXWCJ27	1 - LEI	Transamerica Redwood Park, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

19	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	549300XNFCQ6RZV81Q59	1 - LEI	Transamerica Retirement Advisors, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300UNFY0ZGYCS0G92	1 - LEI	Transamerica Retirement Insurance Agency, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493001HNK5P2VO0FS39	1 - LEI	Transamerica Retirement Solutions, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300YEJGF0KA0LDH24	1 - LEI	Transamerica Travel and Conference Services, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	27076669US10019	2 - Specific code	Transamerica Ventures Fund II, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300PCPGXEYR71WH63	1 - LEI	Transamerica Ventures Fund, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300DP4R0517BC3128	1 - LEI	Transamerica Ventures, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	5493009KI97D1UK71303	1 - LEI	Universal Benefits, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300GEDDS77EK2O842	1 - LEI	WFG Properties Holdings, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

US	549300CDVM3GDKYY2Y16	1 - LEI	Aegon Community Investments 50, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300ZD6ZTEZ5VDHI35	1 - LEI	Aegon Community Investments 51, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300IFTMTG6ME6CI48	1 - LEI	Aegon Community Investments 52, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	54930018DR0MVK5SZR05	1 - LEI	Aegon Community Investments 53, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300N7O3Y2LATDF785	1 - LEI	Aegon Community Investments 54, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300U5ZAQTUVOZVZ59	1 - LEI	Aegon Community Investments 55, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493006MZ5WPYKQHZ848	1 - LEI	Aegon Community Investments 56, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300N5IOI8H8F48G10	1 - LEI	Aegon Community Investments 57, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300NQUBYWSZZFPL65	1 - LEI	Aegon Community Investments 58, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300C0C35CYMLT4D41	1 - LEI	Aegon Community Investments 59, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300PZO4GIEHN07639	1 - LEI	Aegon Community Investments 60, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300DU6W718IERAH47	1 - LEI	Aegon Community Investments 61, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300G3LWX7QUV3D473	1 - LEI	Aegon Community Investments 62, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300N5K6DT95GCJF02	1 - LEI	Aegon Community Investments 63, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493006J24T3CHTYUT71	1 - LEI	Aegon Community Investments 64, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300CREPZV3FGIG153	1 - LEI	Aegon LIHTC Fund 54, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300UIJGSLWKJ0LR11	1 - LEI	Aegon LIHTC Fund 60, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

20	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	549300FN1J9H7KW3Z302	1 - LEI	Aegon LIHTC Fund 61, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300E1WG1XGN7EQD63	1 - LEI	Aegon LIHTC Fund 62, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300W26PRFHQHSXR51	1 - LEI	Aegon LIHTC Fund 63, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300EHMUIA5GVJ2X75	1 - LEI	Aegon LIHTC Fund 64, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300PKUNXMJNBJO817	1 - LEI	AEGON Managed Enhanced Cash, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300XXJB4ZT1OZ3X85	1 - LEI	Aegon Multi- Family Equity Fund, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	27076669US10021	2 - Specific code	Aegon Private Opportunities Partners I, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300U7VU73RQQMMT96	1 - LEI	Aegon Workforce Housing Fund 2 Holding Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300ET2RK47EL77391	1 - LEI	Aegon Workforce Housing Fund 3 Holding Company, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493007HULLXBFYX2P16	1 - LEI	AMTAX Holdings 308 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300TUJ64B8YLQ2521	1 - LEI	AMTAX Holdings 347 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300XY4HRH11JGLU24	1 - LEI	AMTAX Holdings 388 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300GMEWSKTBNVEN40	1 - LEI	AMTAX Holdings 483 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493007NJNMS6LAN1C34	1 - LEI	AMTAX Holdings 559, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300BN1UD6YDJ74213	1 - LEI	AMTAX Holdings 588 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300EZB1HRCEDDK394	1 - LEI	AMTAX Holdings 639 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	54930065RN3R4XBCC229	1 - LEI	AMTAX Holdings 649 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300SNWJDUTTW7PF60	1 - LEI	AMTAX Holdings 672 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300P0274082XNR737	1 - LEI	AMTAX Holdings 713 LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493001IUFWQSJL83321	1 - LEI	Bay State Community Investments I, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300XOBLFX75TEUS56	1 - LEI	Bay State Community Investments II, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300UD0J639HBIM974	1 - LEI	Carle Place Leasehold SPE, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300Y0XBHMBUH13M31	1 - LEI	Cupples State LIHTC Investors, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300EDO89RGQOI8B32	1 - LEI	FD TLIC Limited Liability Company	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300PJL1E0DZ31VO49	1 - LEI	Garnet Community Investments III, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300DPTHF0KK0TSI40	1 - LEI	Garnet Community Investments IV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

21	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	549300JZULB8MP3X1B51	1 - LEI	Garnet Community Investments IX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300O2NN4KJWUWT788	1 - LEI	Garnet Community Investments V, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493002AR837PU1M1C69	1 - LEI	Garnet Community Investments VI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493004OJBKHJJ9YDB85	1 - LEI	Garnet Community Investments VII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300458U8ZNRDY8G63	1 - LEI	Garnet Community Investments VIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300ZRSEBXQB1V1A24	1 - LEI	Garnet Community Investments X, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	54930020I1CESHMVKH05	1 - LEI	Garnet Community Investments XI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300NDVSS3EWNQAL50	1 - LEI	Garnet Community Investments XII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300WADLPQV8UPXH94	1 - LEI	Garnet Community Investments XL, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300QJOH14GVCZNO42	1 - LEI	Garnet Community Investments XLI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300CNMGQ6DOR4IQ72	1 - LEI	Garnet Community Investments XLII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493002KWL1W68CB8B66	1 - LEI	Garnet Community Investments XLIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493004ZTZACF44IYD46	1 - LEI	Garnet Community Investments XLIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300SPZ8JQ7I8QHZ39	1 - LEI	Garnet Community Investments XLIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300JVWBN836JM7096	1 - LEI	Garnet Community Investments XLV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300JKSMJGA8K5R503	1 - LEI	Garnet Community Investments XLVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300RF3SQWKDE7NK49	1 - LEI	Garnet Community Investments XLVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300B4HINMNZ2M0S84	1 - LEI	Garnet Community Investments XLVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300Z56HQTVIRH5K02	1 - LEI	Garnet Community Investments XVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300P8OKD7I3X8PA46	1 - LEI	Garnet Community Investments XX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300PV5R4TNT67Q312	1 - LEI	Garnet Community Investments XXIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	54930058MIMGTMKEVG64	1 - LEI	Garnet Community Investments XXIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300MCIF4JJ8FVE238	1 - LEI	Garnet Community Investments XXV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300CJEVLW6KDXQB84	1 - LEI	Garnet Community Investments XXVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493008SRGGFICHVKT31	1 - LEI	Garnet Community Investments XXVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300JY7I7MMIK6VB81	1 - LEI	Garnet Community Investments XXVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

22	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	5493003KBIJMY84XQD87	1 - LEI	Garnet Community Investments XXXI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300NZ1AE6JGQJ2B13	1 - LEI	Garnet Community Investments XXXII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300WRGM2L51RAJP76	1 - LEI	Garnet Community Investments XXXIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493003O5EDQHH3ET090	1 - LEI	Garnet Community Investments XXXIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300O4F7NCA5FG6R18	1 - LEI	Garnet Community Investments XXXIX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300AWMNM1PGVFA155	1 - LEI	Garnet Community Investments XXXV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300NC570JF00WZF61	1 - LEI	Garnet Community Investments XXXVI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300JHFJ0YGNOC0009	1 - LEI	Garnet Community Investments XXXVII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300OZ7Y9LUOFDVJ02	1 - LEI	Garnet Community Investments XXXVIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493007E9KL80F60VK91	1 - LEI	Garnet Community Investments, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300S2J02BT6UED182	1 - LEI	Garnet LIHTC Fund IV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300IRQ56C4N7T5948	1 - LEI	Garnet LIHTC Fund IX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493009I1KGJ3BJYAY69	1 - LEI	Garnet LIHTC Fund V, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300N5ZLAZHMTC1R17	1 - LEI	Garnet LIHTC Fund VI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300HZEWHQCTPEO307	1 - LEI	Garnet LIHTC Fund VII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493004SHC8WFSE5A694	1 - LEI	Garnet LIHTC Fund VIII, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300OLPPILXC6J3P85	1 - LEI	Garnet LIHTC Fund XI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300NGU3I8J2HW6Y45	1 - LEI	Garnet LIHTC Fund XX, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300HTYYKUG7LF5I06	1 - LEI	Garnet LIHTC Fund XXI, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300IJ08G1C7XGTL34	1 - LEI	Garnet LIHTC Fund XXXIV, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300PS0CZK1MGCOU47	1 - LEI	Life Investors Alliance LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300FEK3ITEZBCL341	1 - LEI	Natural Resources Alternatives Portfolio 3, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493004WL1SZ3ZUWJK60	1 - LEI	Natural Resources Alternatives Portfolio I, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300M1MKEYT83VCC80	1 - LEI	Natural Resources Alternatives Portfolio II, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300TQKHJOK6Q0KB71	1 - LEI	Peoples Benefit Services, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300QOVHMBPQQ7Y889	1 - LEI	Real Estate Alternatives Portfolio 2, L.L.C.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

23	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	54930082XZCX92K2CB75	1 - LEI	Real Estate Alternatives Portfolio 3, L.L.C.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300PDVVV2SBVNCH80	1 - LEI	Real Estate Alternatives Portfolio 4 HR, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300UFVMZ3RG7BFY05	1 - LEI	Real Estate Alternatives Portfolio 4 MR, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300SZ90VI473SIK62	1 - LEI	SB Frazer Owner, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300DP0KVQUQPCQH28	1 - LEI	TAH Imani Fe GP, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300KXFGEQUG0MC082	1 - LEI	TAHP Fund 1, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300WC53SJQWIW1P51	1 - LEI	TAHP Fund 2, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300I2S3SCHEI7O909	1 - LEI	THH Acquisitions, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	5493004MX01X1NU9CG21	1 - LEI	Transamerica Pyramid Properties, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300U0Q546KNO9HF04	1 - LEI	Transamerica Realty Investment Properties, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300430IP6TY087A85	1 - LEI	Zero Beta Fund, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300VW7S8U8C5SXG43	1 - LEI	Aegon Workforce Housing Boynton Place REIT, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		2 - Significant	100.00%	1 - Included in the scope		10 - Other method

US	5493001ESUSV0CYG6D75	1 - LEI	Aegon Workforce Housing Park at Via Rosa REIT, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		2 - Significant	100.00%	1 - Included in the scope		10 - Other method

US	549300OHXSDJTSGY6F13	1 - LEI	Aegon Workforce Housing Separate Account 1, LLC	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		2 - Significant	100.00%	1 - Included in the scope		10 - Other method

US	549300YJCPOR3LLDV758	1 - LEI	Imani FE, L.P.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Liability Partnership	2 - Non-mutual		0.01%	0.01%	0.01%		2 - Significant	0.01%	1 - Included in the scope		10 - Other method

US	5493009A4L1O6NNQBP14	1 - LEI	Aegon Workforce Housing Fund 2, L.P	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Partnership	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

US	549300NF7VIPGZRPF546	1 - LEI	Aegon Workforce Housing Fund 3, L.P	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Limited Partnership	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

NL	HQ3GGRCL36PHS3MFE294	1 - LEI	AEGON Derivatives N.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Naamloze vennootschap (NV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

BR	27076669BR10001	2 - Specific code	MT ADMINISTRADORA E CORRETORA DE SEGUROES LTDA	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		45.00%	45.00%	45.00%		2 - Significant	45.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

TH	2138003C9DBI9I4ZR845	1 - LEI	ADMS Global Services (Thailand) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		47.37%	47.37%	47.37%		2 - Significant	47.37%	1 - Included in the scope		2 - Method 1: Proportional consolidation

TH	213800CN7ISVO16Y1B81	1 - LEI	Aegon Insights (Thailand) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		10 - Other method

BR	5493006UIZWKF5VM0P73	1 - LEI	Mongeral AEGON Administração e Benefícia Ltda.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		49.50%	49.50%	49.50%		2 - Significant	49.50%	1 - Included in the scope		10 - Other method

BR	5493000B2G5T5UIWI260	1 - LEI	Mongeral AEGON Tecnologia Ltda.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		49.99%	49.99%	49.99%		2 - Significant	49.99%	1 - Included in the scope		2 - Method 1: Proportional consolidation

BR	5493001G8S32MT4MSM24	1 - LEI	Mongeral AEGON Holding Ltda.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

BR	549300EPWBNT60DO6G38	1 - LEI	Mongeral AEGON Investimentos Ltda.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

BR	54930097E4TD6S41C577	1 - LEI	Senior Services do Brasil Administração de Benefícios Ltda.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

24	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

BR	254900A7P8G1L0GKZE86	1 - LEI	Winsocial Administradora de Benefícios Ltda.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		2 - Method 1: Proportional consolidation

TH	213800NLLWGM5Z858M59	1 - LEI	AEGON Direct Non Life Insurance Broker (Thailand ) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		72.74%	72.74%	72.74%		1 - Dominant	72.74%	1 - Included in the scope		1 - Method 1: Full consolidation

TH	213800KYU495KRK1TT89	1 - LEI	AEGON Direct Life Insurance Broker (Thailand) Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		73.12%	73.12%	73.12%		1 - Dominant	73.12%	1 - Included in the scope		1 - Method 1: Full consolidation

MX	549300AQWLALW7T7IP55	1 - LEI	AEGON Direct Marketing Services Mexico, S.A. de C.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		98.78%	98.78%	98.78%		1 - Dominant	98.78%	1 - Included in the scope		1 - Method 1: Full consolidation

BR	549300GE4B7XX30JVK92	1 - LEI	Transamerica Affinity Marketing Corretora de Seguros Ltda.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

HU	254900SO9IGPGEJ5OK32	1 - LEI	AGT Hungary IT Service Korlátolt Felelősségű Társaság	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

ID	213800IGZFALN69LD862	1 - LEI	PT. Aegon Insights Indonesia	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

JP	3538000169DJNOPRTX59	1 - LEI	Aegon Insights Japan Co., Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

MX	549300Q7JQSIS95PK646	1 - LEI	AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

PR	5493007PHHMGXQRWHQ03	1 - LEI	WFG Insurance Agency of Puerto Rico, Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		10 - Other method

HU	529900A45DQG7VQKO164	1 - LEI	AEGON Magyarország Közvetítő és Marketing Zártkörűen működő Részvény- társaság	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

CA	549300RULQ7JTLONNP07	1 - LEI	WFG Securities Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CA	5493003SKNYB7RVNOH76	1 - LEI	World Financial Group Canada Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CA	549300XF2MLFE6X0WV31	1 - LEI	World Financial Group Holding Company of Canada Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CA	5493004BR6PHJY4Y6Q92	1 - LEI	World Financial Group Insurance Agency of Canada Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

CA	549300MI2MFAWF2DPP52	1 - LEI	World Financial Group Subholding Company of Canada Inc.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Private Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

AU	261700O99FHEJSS1E537	1 - LEI	Aegon Insights Australia Pty Limited	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Proprietary Limited	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

AU	2617000JXJVRBPWKMK41	1 - LEI	Transamerica Direct Marketing Asia Pacific Pty. Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Proprietary Limited	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

AU	261700HSYF6KMH9K2D25	1 - LEI	Transamerica Insurance Marketing Asia Pacific Pty. Ltd.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Proprietary Limited	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

ES	959800K35FEUHGH3DB80	1 - LEI	Aegon Mediacion S.L.U.	10 - Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sociedad Limitada Unipersonal (SLU)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		1 - Method 1: Full consolidation

NL	549300X0WBQ509Z6CJ91	1 - LEI	AEGON Asset Management Holding B.V.	8 - Credit institution, investment firm and financial institution	Besloten vennootschap (BV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

NL	549300TTPZVLCFH3HW73	1 - LEI	Aegon Asset Management Pan-Europe B.V.	8 - Credit institution, investment firm and financial institution	Besloten vennootschap (BV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

NL	549300S7DH0HXAJSVI23	1 - LEI	AEGON Hypotheken B.V.	8 - Credit institution, investment firm and financial institution	Besloten vennootschap (BV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

NL	724500G180OW3773WC07	1 - LEI	Orange Loans B.V.	8 - Credit institution, investment firm and financial institution	Besloten vennootschap (BV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

GB	213800UEB5PQMZYOFM66	1 - LEI	AEGON Investment Solutions Ltd.	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

GB	213800URT7Q7H4IX5I41	1 - LEI	Aegon Investments Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

GB	213800115BSUHPDI8695	1 - LEI	AEGON UK Investment Holdings Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

GB	213800XRUPSOZUPSF553	1 - LEI	Cofunds Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

25	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

GB	549300H04Q2RFS1HPW19	1 - LEI	Kames Capital Holdings Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

GB	54930068D346B3DJA524	1 - LEI	Kames Capital Management Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

GB	2138005XCX3B3QSMOH80	1 - LEI	Origen Financial Services Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

CN	27076669CN10001	2 - Specific code	AEGON Industrial Fund Management Co., LTD.	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	China Insurance Regulatory Commission	49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

HK	549300SI743R1ZT34B49	1 - LEI	AEGON Asset Management (Asia) Limited	8 - Credit institution, investment firm and financial institution	Limited by Shares	2 - Non-mutual	The Hong Kong Confederation of Insurance Brokers	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

NL	549300772D1G8JPIUR96	1 - LEI	AEGON Bank N.V.	8 - Credit institution, investment firm and financial institution	Naamloze vennootschap (NV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

IE	21380097T28R8D6FW710	1 - LEI	Aegon Global Diversified Growth Fund Ltd.	8 - Credit institution, investment firm and financial institution	Partnership	2 - Non-mutual	Financial Conduct Authority	0.01%	100.00%	0.01%		1 - Dominant	0.01%	1 - Included in the scope		4 - Method 1: Sectoral rules

HU	213800DQISR6G49WXI83	1 - LEI	AEGON Magyarország Befektetési Alapkezelő Zártkörűen Működő Részvénytársaság	8 - Credit institution, investment firm and financial institution	Private Company	2 - Non-mutual	Magyar Nemzeti Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

NL	724500FTXOFL1M1HHY30	1 - LEI	Aegon Cappital B.V.	9 - Institution for occupational retirement provision	Besloten vennootschap (BV)	2 - Non-mutual	De Nederlandsche Bank	100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	5493001BX7IX6W8YXF92	1 - LEI	AEGON USA Real Estate Services, Inc.	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	5493002J7SZ79DI33T92	1 - LEI	AEGON USA Realty Advisors of California, Inc.	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	5493003SYWQCN68VWG95	1 - LEI	Equitable AgriFinance, LLC	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	5493004OHKB8GOWS7Q87	1 - LEI	AEGON USA Asset Management Holding, LLC	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

PL	259400COIIDVAW4L9035	1 - LEI	AEGON Powszechne Towarzystwo Emerytalne Spółka Akcyjna	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

RO	549300FPF48D7U5LXB78	1 - LEI	AEGON PENSII - Societate de Administrare a Fondurilor de Pensii Private S.A.	11 - Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

NL	5493005S591LT1RDBJ14	1 - LEI	AEGON Investment Management B.V.	14 - UCITS management companies as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

GB	213800O24R9L3ZG21H70	1 - LEI	Kames Capital plc	14 - UCITS management companies as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35	Public Limited Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

FR	969500EFTR4WOMMCYL31	1 - LEI	La Banque Postale Asset Management S.A.	14 - UCITS management companies as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35	Société Anonyme	2 - Non-mutual		25.00%	25.00%	25.00%		2 - Significant	25.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

NL	724500UQ6H0LXUR3U428	1 - LEI	Saemor Capital B.V.	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		68.00%	68.00%	68.00%		1 - Dominant	68.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

NL	724500679989NKV3KK05	1 - LEI	Pelargos Capital B.V.	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Besloten vennootschap (BV)	2 - Non-mutual		73.34%	73.34%	73.34%		1 - Dominant	73.34%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	549300CRTPRTXDBFSF41	1 - LEI	AUIM Credit Opportunities Fund, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		0.01%	98.36%	0.01%		1 - Dominant	0.01%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	4DJIF67XTB552L0E3L78	1 - LEI	AEGON USA Investment Management, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	54930021S1WCKH88L448	1 - LEI	AEGON USA Realty Advisors, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	54930039LKYHR13O8M95	1 - LEI	AHDF Manager I, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	549300S3Q1OT1XOHRN33	1 - LEI	AMFETF Manager, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	549300D62B27EFQ3MX68	1 - LEI	AWHF2 General Partner, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

26	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

US	549300DHCEHV660B7R89	1 - LEI	AWHF3 General Partner, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 -Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

US	5493003RUCHUL6I2O037	1 - LEI	AWHSA Manager 1, LLC	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Limited Liability Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		4 - Method 1: Sectoral rules

KY	5493008Q0Q91L9DX5X52	1 - LEI	AUIM Credit Opportunities Master Fund Ltd.	15 - Alternative investment funds managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35	Partnership	2 - Non-mutual		0.01%	98.36%	0.01%		1 - Dominant	0.01%	1 - Included in the scope		4 - Method 1: Sectoral rules

NL	7245009FH3J461GU5E11	1 - LEI	OB Capital Coöperatief U.A.	99 - Other	Besloten vennootschap (BV)	1 - Mutual		95.00%	95.00%	95.00%		1 - Dominant	95.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	5493004Y543G9EIXOP27	1 - LEI	Mezzanine Partners III Co-Invest LP	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		30.00%	30.00%	30.00%		2 - Significant	30.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	549300W8NKO4ZX7HP298	1 - LEI	HPS Core fund	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	72450085ROINJRUDAT34	1 - LEI	Woodpecker Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		50.00%	50.00%	50.00%		2 - Significant	50.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	27076669NL10019	2 - Specific code	BSB Assurantiën B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		85.00%	85.00%	85.00%		1 - Dominant	85.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500P8ZXLCR0PETZ34	1 - LEI	Robidus Groep B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		94.39%	94.39%	94.39%		1 - Dominant	94.39%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500ARCNN8JVOQBX96	1 - LEI	AEGON Asia B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500P2KWMJER1T2J60	1 - LEI	AEGON Brazil Holding II B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500NNI6CBPM2LWC36	1 - LEI	AEGON CEE B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500V6ZHI91QY7NZ81	1 - LEI	AEGON Corporate Center B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500PXWI3E446KEX31	1 - LEI	AEGON Czech Republic Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500FF19WGRZFYXG65	1 - LEI	AEGON Digital Investments Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500QXCRAAGDLGC705	1 - LEI	AEGON Growth Capital Fund I GP B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	254900005Z5WXZKUS491	1 - LEI	Aegon Growth Capital Management B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	7245005IV1TNSBVLA885	1 - LEI	AEGON Innovation Investments B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500Y7NP3685CEEV89	1 - LEI	Aegon Ireland Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500213VWWN1ERJ702	1 - LEI	Aegon Loans B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500EVZJMQMAX50A37	1 - LEI	AEGON Mexico Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500UA6GN8PUQLFQ18	1 - LEI	AEGON Mexico Holding II B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500ECYT6QX2FESN95	1 - LEI	AEGON Mexico Holding III B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	7245003TEAHUXU7JJG11	1 - LEI	AEGON Mexico Holding IV B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500PBL1A2TVQKAX63	1 - LEI	AEGON Slovakia Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500LQOWADARWJB642	1 - LEI	AEGON Taiwan Holding B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	54930098NGNU8PNSRM28	1 - LEI	AEGON Treasury Investments B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	27076669NL10016	2 - Specific code	Arbonext B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500IJCP4KIJPHWK05	1 - LEI	Be Suitable B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	27076669NL10020	2 - Specific code	BSB Volmachten B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	7245001F1O84YYEZDP76	1 - LEI	Ensupport B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500DLE2Z6B5YR3869	1 - LEI	Nedasco B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500S36GIRXX6FGV24	1 - LEI	Nedasco Financiële Diensten B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	72450059S7PWK873O939	1 - LEI	NewDutch B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

27	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

NL	724500AK8BNGX29XDC36	1 - LEI	Robidus Risk Consulting B.V.	99 - Other	Besloten vennootschap (BV)	2 -Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	7245008MYEF0J46B9O51	1 - LEI	Robidus Services B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500ANZ8IG2D0Z1985	1 - LEI	Robidus Solutions B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500ANME5QAXIYVP30	1 - LEI	SAECURE 15 B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500FNKNFUQR1X6603	1 - LEI	SAECURE 16 B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500FJHWC0XBBTLN65	1 - LEI	SAECURE 17 B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500HJUV1CXK2U1P19	1 - LEI	SAECURE 18 NHG B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500037EV3QKWOLA05	1 - LEI	SAECURE 19 B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	72450026F9MJL4T75S14	1 - LEI	Virta B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	724500129UQ0HIU9TJ11	1 - LEI	Romeo Financiële Diensten B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		95.21%	95.21%	42.50%		2 - Significant	42.50%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	549300P8J6EFWEAPGD12	1 - LEI	Aegon Asset Management Value Hub B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	5493003HYP3THDEOG691	1 - LEI	AEGON Custody B.V.	99 - Other	Besloten vennootschap (BV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	254900RO651OOVK5IJ63	1 - LEI	AEGON Growth Capital Fund I C.V.	99 - Other	Commanditaire vennootschap (CV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

US	54930094CUO17HBJ0W89	1 - LEI	Pearl Holdings, Inc. I	99 - Other	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

US	54930038P280NHW4HY18	1 - LEI	Pearl Holdings, Inc. II	99 - Other	Corporation	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	21380089YAVOU765US98	1 - LEI	Tenet Group Limited (Minority Shareholding)	99 - Other	Limited by Shares	2 - Non-mutual		22.04%	22.04%	22.04%		2 - Significant	22.04%	1 - Included in the scope		10 - Other method

GB	549300AMRZPVJ52LT884	1 - LEI	Aegon Asset Management QIF plc - Aegon Enhanced Fund	99 - Other	Limited by Shares	2 - Non-mutual		85.17%	85.17%	85.17%		1 - Dominant	85.17%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800XW5778M5G95M45	1 - LEI	AEGON Investment Solutions - Nominee 1 (Gross) Ltd.	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	2138006FPYVIWJYPWT73	1 - LEI	AEGON Investment Solutions - Nominee 2 (Net) Ltd.	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800MU6N7QJUWCEZ34	1 - LEI	AEGON Investment Solutions - Nominee 3 (ISA) Ltd.	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800RQS2WCWEPO3S46	1 - LEI	AEGON Pension Trustee Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800D2BKEYKQB8S653	1 - LEI	AEGON SIPP GUARANTEE NOMINEE LIMITED	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800T2EN7Y3DBFUZ91	1 - LEI	Aegon SIPP Nominee 2 Ltd.	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800NSW238W1LX2M70	1 - LEI	AEGON SIPP Nominee Ltd.	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800J36W1T73RAUM25	1 - LEI	AEGON UK Corporate Services Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800KW3U5C7JUBTJ25	1 - LEI	AEGON UK IT Services Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800FHIPZGT9PVZD75	1 - LEI	AEGON UK Property Fund Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	2138009UHKLZG7WF6I63	1 - LEI	Andrews Nominees Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	2138008ND7K2NAM3Z989	1 - LEI	Cofunds Leasing Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800LLFS57I2QVRN18	1 - LEI	Cofunds Nominees Ltd	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800MRW8IPNNSRNT79	1 - LEI	Dorset Nominees Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	2138005VJPBIGSUYDH61	1 - LEI	Lochside Nominees Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800J9W9UJTLC4O476	1 - LEI	Minster Nominees Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800RMKHHF3Y6QR371	1 - LEI	Momentum Group Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800XEAM78W89IMU15	1 - LEI	NEWCAST PROPERTY DEVELOPMENTS (ONE) LIMITED	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

28	SFCR 2019 Public QRTs

S.32.01.22 – Undertakings in the scope of the group

								Criteria of influence						Inclusion in the scope of group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal Name of the undertaking	Type of undertaking	Legal form	Category (mutual/ non mutual)	Supervisory Authority	% capital share	% used for the establishment of consolidated accounts	% voting rights	Other criteria	Level of influence	Proportional share used for group solvency calculation	Yes/No	Date of decision if art. 214 is applied	Method used and under method 1, treatment of the undertaking

GB	213800JGJ88WL6SHDZ54	1 - LEI	NEWCAST PROPERTY DEVELOPMENTS (TWO) LIMITED	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800MQKCGEXWYZSA30	1 - LEI	Origen Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	2138004URG54I4AY7C42	1 - LEI	Scottish Equitable (Managed Funds) Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

GB	213800Y6F5TEHRNEVQ22	1 - LEI	Victoria Nominees Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

JE	549300JGN4TVLKAXRX50	1 - LEI	Kames Target Healthcare General Partner Limited	99 - Other	Limited by Shares	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

NL	7245004BD2VTVTCOGH38	1 - LEI	Hague Reinsurance Management N.V.	99 - Other	Naamloze vennootschap (NV)	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

HU	529900WONIAY1TPGY043	1 - LEI	Help24 Assistance Korlátolt Felelősségű Társaság	99 - Other	Partnership	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

ID	2138003M3NTP1HB19R27	1 - LEI	PT. Futuready Insurance Broker	99 - Other	Private Company	2 - Non-mutual		80.00%	80.00%	80.00%		1 - Dominant	80.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

IN	335800TROFOEPZC6NR33	1 - LEI	Transamerica Direct Marketing Consultants Private Limited	99 - Other	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

PL	259400ZLEYNUG1B48D49	1 - LEI	Phinance Spółka Akcyjna	99 - Other	Private Company	2 - Non-mutual		49.00%	49.00%	49.00%		2 - Significant	49.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

HU	529900NPFBHZ6OLPHB75	1 - LEI	AEGON Magyarország Pénztárszolgáltató Zártkörűen Működő Részvénytársaság	99 - Other	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

PL	259400KCGRY9E2W3KA15	1 - LEI	AEGON Services spółka z ograniczon¹ odpowiedzialnoœci¹	99 - Other	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

PL	259400VWAVP1AZGQ0L03	1 - LEI	Profitowi Spótka Akcyjna	99 - Other	Private Company	2 - Non-mutual		100.00%	100.00%	100.00%		1 - Dominant	100.00%	1 - Included in the scope		3 - Method 1: Adjusted equity method

Aegon Solvency and Financial Condition Report Group - QRTs         Unaudited

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